UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM SD

Specialized Disclosure Report

TRW Automotive Holdings Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-31970	81-0597059
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

12001 Tech Center Drive, Livonia, Michigan	48150
(Address of principal executive offices)	(Zip Code)

G. Patrick Olney (734) 855-2600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

This Form SD of TRW Automotive Holdings Corp. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.  A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.02 to this Form SD, and is publicly available at http://ir.trw.com.  Any reference to any website in this Form SD or the exhibit(s) hereto is provided for convenience only; such website(s) and the contents thereof are not incorporated by reference into this Form SD or deemed filed with the Securities and Exchange Commission.

Item 1.02  Exhibit

As indicated in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 hereto.

Section 2 — Exhibits

Item 2.01  Exhibits

The following exhibit is filed as part of this Form SD, as required by Items 1.01 and 1.02:

Exhibit No.	Description
1.02	Conflict Minerals Report of TRW Automotive Holdings Corp. for the reporting period of January 1, 2013 to December 31, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TRW AUTOMOTIVE HOLDINGS CORP.

Dated: June 2, 2014	By:	/s/ G. Patrick Olney
G. Patrick Olney
Executive Vice President and Chief Operating Officer